Exhibit 99.5
Consent of Independent Registered Public Accounting Firm
We consent to the use in this Annul Report (Form 40-F) of Paramount Resources Ltd. of our report dated March 10, 2006 with respect to the consolidated financial statements of Paramount Resources Ltd. for the year ended December 31, 2005 and to its incorporation by reference in the Registration Statement (Form F-10 No. 333-121260) of Paramount Resources Ltd. and in the related Prospectus.
/s/ Ernst & Young LLP
Ernst & Young LLP
Chartered Accountants
Calgary, Alberta
March 15, 2006